Exhibit 99.1

Contact:    Gary Levine
Chief Financial Officer
CSP Inc.
Tel: 978.663.7598 ext. 1200
Fax: 978.663.0150

CSP Inc. Reports First-Quarter Fiscal 2015 Financial Results

BILLERICA, MA, February 11, 2015 - CSP Inc. (NASDAQ: CSPI), a provider of IT solutions, systems integration services and dense cluster computing systems, today reported financial results for the first quarter of fiscal 2015 ended December 31, 2014.

The Company also announced that its board of directors has voted to pay a quarterly dividend of $.11 per share to shareholders of record February 26, 2015 payable March 12, 2015.

Management Comments

“Our first-quarter results were soft, as expected, given that we did not expect to receive any royalty revenue from E-2D planes until the second half of fiscal 2015,” said President and Chief Executive Office Victor Dellovo. At the same time, from a strategic perspective it was a quarter of excellent progress on each aspect of our long-term growth strategy.”

“At our High-Performance Products & Solutions (HPPS) segment, revenue increased by 17% in the quarter as a result of robust sales of Myricom’s legacy products,” said Dellovo. “Strong Myricom sales, which were the highest in any quarter since we acquired the business, more than offset a decline in multicomputer revenue as a result of the lack of royalties compared with $1.1 million received in the year ago quarter. During the quarter, customers began beta testing Myricom’s next-generation products ahead of schedule, and we expect to introduce initial products in the current second quarter with general availability in the third quarter. Generating greater commercial revenue from Myricom will help to smooth out revenues in the HPPS segment, which is lumpy due to the high proportion of military sales.”

“Information Technology Solutions segment revenues were down by $1 million year over year due to lower sales at our US subsidiary,” said Dellovo. “In the US, record monthly sales in December were not enough to offset weak sales in the first two months of the quarter. Both in the US and Germany, which performed well in the quarter, we are seeing strong market demand for our managed services offerings and we are building our pipeline. Sales cycles, however, are quite long. Based on our current pipeline, we continue to expect that managed services will be a key revenue and earnings generator for us in fiscal 2015. In addition, the UK reported a strong quarter as a result of the success of our cross-selling strategy.”

“Looking forward, we expect our results to improve in the second half of fiscal 2015 as we record revenue from five E-2D planes, our new Myricom products gain traction in the market, and our managed services offerings continue to ramp. We also continue to focus on expense control and we are committed to the continuation of our dividend policy,” concluded Dellovo.

Financial Results

Exhibit 99.1

For the first quarter of fiscal 2015, revenue was $20.4 million compared with $21.3 million in the year-ago quarter. Foreign exchange had a negative effect on revenue of $609,000 for the quarter.

Gross margin for the first quarter was 19.1% compared with 21.3% for the prior year period. The decrease was the result of recording $1.1 million in royalty revenues in the first quarter last year and no royalty revenues this year.

Net loss for the first quarter was $437,000, or $0.12 per share, compared with net income of $346,000, or $0.10 per diluted share, in the first quarter of fiscal 2014.

Cash and short-term investments were $11.7 million compared with $16.4 million at year end September 30, 2014. The decrease was primarily due to a change in working capital, such as $4.2 million increase in accounts receivable as a result of the high level of sales received late in the quarter. CSP’s cash position may vary significantly from quarter to quarter due to the high working capital requirements needed to fund large projects at both its High Performance Products and Solutions and its IT Solutions segments.

Conference Call Details
CSP Chief Executive Officer Victor Dellovo and Chief Financial Officer Gary W. Levine will host a conference call at 10:00 a.m. (ET) today to review CSP’s financial results and provide a business update. To listen to a live webcast of the call, please visit the “Investor Relations” section of the Company’s website at www.cspi.com. Individuals may also listen to the call via telephone, by dialing (866) 952-1907 or (785) 424-1826. For interested parties unable to participate in the live call, an archived version of the webcast will be available for approximately one year on CSP’s website.

About CSP Inc.
Based in Billerica, Massachusetts and founded in 1968, CSP Inc. and its subsidiaries develop and market IT integration solutions and high-performance computer systems to meet the diverse requirements of our industrial, commercial, and defense customers worldwide.
CSP, Inc's High Performance Products & Solutions segment includes the MultiComputer Division, which designs and manufactures commercial high-performance computer signal processing systems for a variety of complex real time applications in defense and commercial markets. The Company also owns Myricom, a pioneer in high performance computing interconnect technology. Founded in 1970, Modcomp, Inc. is part of CSPI's Information Technology Solutions segment, and has offices in North America and Europe. Modcomp provides solutions and services for complex IT environments including disaster recovery, mobility, managed services, security, data center management, and collaboration. More information about CSP, Inc. is available at www.cspi.com. To learn more about Myricom or Modcomp, Inc., please visit www.myricom.com and www.modcomp.com.

Safe Harbor
The Company wishes to take advantage of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to statements that may be deemed to be forward-looking under the Act. Such forward-looking statements may include, but are not limited to, we did not expect to receive any royalty revenue from E-2D planes until the second half of fiscal 2015 and we expect to introduce initial products of the next generation Myricom product in the current second quarter with

Exhibit 99.1

general availability in the third quarter. The Company cautions that numerous factors could cause actual results to differ materially from forward-looking statements made by the Company. Such risks include general economic conditions, market factors, competitive factors and pricing pressures, and others described in the Company's filings with the SEC. Please refer to the section on forward-looking statements included in the Company's filings with the Securities and Exchange Commission.

Exhibit 99.1

CSP INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	December 31, 2014	September 30, 2014
Assets
Current assets:
Cash and short-term investments	$11,653	$16,448
Accounts receivable, net	16,391	12,532
Inventories	7,216	6,446
Other current assets	5,698	4,020
Total current assets	40,958	39,446
Property, equipment and improvements, net	1,410	1,472
Other assets	5,421	5,389
Total assets	$47,789	$46,307

Liabilities and Shareholders’ Equity
Current liabilities	17,008	14,511
Pension and retirement plans	10,048	10,440
Non-current liabilities	70	69
Total Liabilities	27,126	25,020
Shareholders’ equity	20,663	21,287
Total liabilities and shareholders’ equity	$47,789	$46,307

Exhibit 99.1

CSP INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	For the three months ended,
	December 31, 2014	December 31, 2013
Sales:
Product	$15,653	$14,749
Service	4,777	6,583
Total sales	20,430	21,332

Cost of Sales:
Product	13,133	12,721
Service	3,342	4,078
Amortization of inventory step-up and intangibles	—	—
Total cost of sales	16,475	16,799

Gross profit	3,955	4,533

Operating expenses:
Engineering and development	853	635
Selling, general & administrative	4,023	4,020
Total operating expenses	4,876	4,655

Bargain purchase gain on acquisition	—	462

Operating income (loss)	(921)	340

Other income (expense), net	(33)	(26)

Income (loss) before income taxes	(954)	314
Income tax expense (benefit)	(517)	(32)

Net income (loss)	$(437)	$346

Net income (loss) attributable to common stockholders	$(421)	$335

Income (loss) per share - basic	$(0.12)	$0.10
Weighted average shares outstanding - basic	3,490	3,431

Income (loss) per share - diluted	$(0.12)	$0.10
Weighted average shares outstanding - diluted	3,490	3,474